Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM to Delist from the Tel Aviv Stock Exchange

TEL AVIV, Israel – March 31, 2009-- RADCOM Ltd. (RADCOM) (NASDAQ and TASE:RDCM), a leading network test and service assurance solution provider announced today that its Board of Directors has resolved to delist the Company’s ordinary shares from trading on the Tel Aviv Stock Exchange (TASE). Consequently, RADCOM has applied to the TASE and requested that the TASE initiate the delisting process.

Under applicable Israeli law, the delisting of RADCOM’s ordinary shares from trading on the TASE is expected to become effective within three months from the date of application to the TASE. During the interim period, RADCOM’s ordinary shares will continue to be traded on the TASE. RADCOM will announce the exact date of the delisting when it becomes available.

Jonathan Burgin, RADCOM’s CFO, said: “Since RADCOM listed its ordinary shares on the TASE in February 2006, trading volumes have been relatively low. Most of the trading is conducted on the NASDAQ. Therefore, our Board of Directors has resolved that we, as a global company which conducts its business mostly outside of Israel, should delist from the TASE and continue trading on the NASDAQ.

RADCOM’s shares will continue to be listed on the NASDAQ Capital Market, and the Company will continue to file public reports in accordance with the rules and regulations of NASDAQ and of the U.S. Securities and Exchange Comission as they apply to a foreign private issuer such as RADCOM.

About RADCOM
RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.